BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

CAROL PREST

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: January 1, 2016 12:01 AM Pacific Time

Incorporation Number: BC1059691

Recognition Date and Time: *January 1, 2016 12:01 AM Pacific Time as a result of an Amalgamation*

NOTICE OF ARTICLES

Name of Company:

NEW GOLD INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
#1800 TWO BENTALL CENTRE
555 BURRARD STREET
VANCOUVER BC V7X 1M9
CANADA

Delivery Address:
#1800 TWO BENTALL CENTRE
555 BURRARD STREET
VANCOUVER BC V7X 1M9
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
#1800 TWO BENTALL CENTRE
555 BURRARD STREET
VANCOUVER BC V7X 1M9
CANADA

Delivery Address:
#1800 TWO BENTALL CENTRE
555 BURRARD STREET
VANCOUVER BC V7X 1M9
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Kololian, Vahan

Mailing Address:	**Delivery Address:**
#1800 TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA	#1800 TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA

Last Name, First Name, Middle Name:
Gallagher, Robert

Mailing Address:	**Delivery Address:**
#1800 TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA	#1800 TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA

Last Name, First Name, Middle Name:
Threlkeld, Raymond

Mailing Address:	**Delivery Address:**
#1800 TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA	#1800 TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA

Last Name, First Name, Middle Name:
Oliphant, Randall

Mailing Address:	**Delivery Address:**
#1800 TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA	#1800 TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA

Last Name, First Name, Middle Name:
Estey, James

Mailing Address:	**Delivery Address:**
#1800 TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA	#1800 TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA

Last Name, First Name, Middle Name:
Lassonde, Pierre

Mailing Address:	Delivery Address:
#1800 TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA	#1800 TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA

Last Name, First Name, Middle Name:
Konig, Martyn

Mailing Address:	Delivery Address:
#1800 TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA	#1800 TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA

Last Name, First Name, Middle Name:
Emerson, David

Mailing Address:	Delivery Address:
#1800 TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA	#1800 TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA

Last Name, First Name, Middle Name:
Priestly, Kay Gravolet

Mailing Address:	Delivery Address:
#1800 - 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA	#1800 - 555 BURRARD STREET VANCOUVER BC V7X 1M9 CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached